Andrew Bonzani
Senior Vice President,
General Counsel & Secretary
Law Department

Interpublic Group
1114 Avenue of the Americas
New York, NY  10036

(212) 704-1231 tel
(212) 403-6079 fax
andrew.bonzani@interpublic.com

October 3, 2012

Via Email and Edgar Transmission

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31 2011
Filed February 24, 2012
File No. 1-06686

Dear Mr. Spirgel:

By letter dated September 6, 2012, you provided certain comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company” or “we”) for the year ended December 31, 2011 (the “2011 Form 10-K”).  This letter sets forth our responses to these comments.  For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

General

1. On your website you list three of your companies, McCann Erickson, Momentum Worldwide, and Universal McCann, as having offices in Damascus, Syria.  In addition, Eshareh Advertising Agency, an Iranian company, claims on its website that it has a partnership with you.  Finally, you state on pages 4, 5, and elsewhere that you operate in the Middle East, a region that can be understood to include Sudan.  As you know, Syria, Iran, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated operations in, or other contacts with, Syria, Iran, and Sudan, whether through subsidiaries, agencies, partnerships, or other direct or indirect arrangements, since your letter to us dated December 18, 2009.  Your response should describe any services you have provided into Syria, Iran, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Mr. Larry Spirgel
Securities and Exchange Commission

 The Company has a policy, applicable to all of its agencies and employees, requiring compliance across our global operations with applicable economic sanctions imposed by the United States.  The Company is aware of the enhanced U.S. sanctions regime with respect to Syria implemented since our December 2009 letter, including the Executive Orders dated August 17, 2011, April 22, 2012 and May 1, 2012, and its policy requires compliance with that regime.

Regarding Syria, as we advised the Staff in our letter dated December 18, 2009, in July 2008 we acquired a majority interest in Middle East Communication Network Holding Company WLL (“MCN”), a Bahrain corporation.  MCN conducts limited operations in Syria through four legal entities (the “Syrian Operations”).  The references in the “Company Finder” found on our website to offices in Syria are to the offices of the Syrian Operations, which use several Interpublic brand names, as referenced in the Company Finder.  Information on the revenues, assets and liabilities of the Company (together with its consolidated subsidiaries, “Interpublic”) relating to the Syrian Operations since December 2009 is included in response to comment 2, below.

The Syrian Operations provide local advertising services to both multinational and local companies.  They sell no goods and do not provide any financial services.  The Syrian Operations are all non-U.S. entities, organized under the laws of and domiciled in Syria.  No U.S. persons are employed by, or serve as directors of, any of the Syrian Operations, and, as such, no U.S. person has operational control (other than the indirect ownership stake of the Company) over the Syrian Operations.  Furthermore, in accordance with U.S. law and regulation, the Syrian Operations do not provide services to any person appearing on the Specially Designated Nationals List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control.

With respect to Iran and Sudan, based on the data available to and reviewed by the Company, Interpublic does not currently have subsidiaries, assets or operations in Iran or Sudan, has no business relationship (including partnerships) with any person or entity in those countries, has not had subsidiaries, assets or operations or any such relationship in these countries since our letter to you dated December 18, 2009, and does not anticipate doing so.

Mr. Larry Spirgel
Securities and Exchange Commission

Regarding the statements appearing on the website of Eshareh Advertising Agency (“Eshareh”), we have confirmed with MCN that, to the best of our knowledge, neither MCN nor any other Interpublic entity has had any business relationship (including partnerships) with any Iranian advertising agency or other entity, including Eshareh, at any time since we acquired majority control of MCN in 2008, and we have no information about the statements appearing on the Eshareh website.  In the past, MCN licensed certain trade names to Iranian advertising agencies, but it ceased doing so as a prerequisite of our acquisition of our controlling stake in 2008.  We plan to send a letter to Eshareh to request that they remove the erroneous statements about their relationship with Interpublic from their website.

2. Please discuss for us the materiality of your contacts with Syria, Iran, and Sudan and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since your December 2009 letter.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Iran, or Sudan.

We have reviewed the geographic breakdown of our consolidated assets and liabilities at December 31, 2011, 2010 and 2009, and June 30, 2012, and our consolidated revenues for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012.  Based on that review, we had no assets, liabilities or revenues in Iran or Sudan as of any of these dates or in any of these periods.

Mr. Larry Spirgel
Securities and Exchange Commission

The assets and liabilities attributable to the Syrian Operations compared to consolidated Interpublic assets and liabilities since our December 2009 letter were as follows:

	Syrian Operations Assets	Interpublic Assets
	(in millions)
December 31, 2010	$6.1	$13,070.8
December 31, 2011	2.9	12,876.6
June 30, 2012	2.8	11,851.6

	Syrian Operations Liabilities	Interpublic Liabilities
	(in millions)
December 31, 2010	$4.2	$10,212.7
December 31, 2011	1.2	10,135.9
June 30, 2012	1.1	9,176.9

The assets and liabilities attributable to the Syrian Operations were less than 0.05% of Interpublic’s corresponding consolidated assets and liabilities at all dates reflected above.

Interpublic’s consolidated revenues compared to the revenues attributable to the Syrian Operations for the periods since our December 2009 letter were as follows:

	Syrian Operations Revenues	Interpublic Revenues
Period ended	(in millions)
December 31, 2010	$2.4	$6,507.3
December 31, 2011	1.7	7,014.6
June 30, 2012	0.6	3,222.5

The revenues attributable to the Syrian Operations are less than 0.04% of Interpublic’s corresponding consolidated revenues for each of the periods reflected above.

We believe these amounts are quantitatively immaterial.  We have also considered the qualitative factors that a reasonable investor might consider important, and we continue to be mindful of the investor sentiment to which you refer in your letter.  Based on our consideration of both quantitative and qualitative factors, we believe that the limited activities of the Syrian Operations are not material to the Company’s investors, and that they are highly unlikely to give rise to any adverse investor reaction, because of the extremely limited (and decreasing, in both absolute and relative terms) extent of those activities and, as detailed in our response to comment 1, above, Interpublic’s compliance with applicable U.S. sanctions, the nature of the services provided and the nature of the customers involved.  We also note that we are unaware of any investor inquiries about or divestiture of Company stock in connection with this subject.

Mr. Larry Spirgel
Securities and Exchange Commission

 Form 10-K for the Year Ended December 31, 2011

3. We note from the disclosure in Note 8, Income Taxes, on page 61 that you currently have foreign subsidiary earnings of approximately $1,766.7 million and these earnings are considered to be permanently invested in those businesses.  Disclose how much of your cash, cash equivalents and short-term investments are held by your foreign subsidiaries.  You should also disclose in your discussion of liquidity that you would need to accrue and pay taxes if these funds are repatriated.  In addition, discuss how your permanent reinvestment in foreign operations may affect your liquidity.  Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 for additional guidance and please provide us with your proposed disclosures in response to this comment.

The Company believes that its current disclosures related to liquidity and capital resources reflect any known trends or any known demands, commitments, events or uncertainties that would result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way.  As we state on page 33 of our 2011 Form 10-K: “We expect our cash flow from operations, cash and cash equivalents to be sufficient to meet our anticipated operating requirements at a minimum for the next twelve months.  We also have a committed corporate credit facility available to support our operating needs.”  At December 31, 2011, $966.0 million of cash, cash equivalents and marketable securities was held by foreign subsidiaries and would be subject to U.S. federal income taxes on undistributed foreign earnings.  Our current capital needs, however, do not require us to repatriate these funds, and our liquidity planning assumes that these funds will not be repatriated, consistent with our disclosure in Note 8, Income Taxes, on page 66, which states that “It is our intention to permanently reinvest undistributed earnings of our foreign subsidiaries.”

In response to the Staff's comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, in addition to our existing disclosures, we will expand the Company’s discussion of liquidity in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following:

Mr. Larry Spirgel
Securities and Exchange Commission

At December 31, 2012, we held $xxx.x million of cash, cash equivalents and marketable securities in foreign subsidiaries.  We have not provided U.S. federal income taxes on undistributed foreign earnings of our foreign subsidiaries because we consider such earnings to be permanently reinvested outside the U.S.  If in the future we determine to distribute these amounts to the United States, an additional provision for U.S. income and foreign withholding taxes, net of foreign tax credits, could be necessary.

*                      *                      *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; that comments of the Commission staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K, and that the Company may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1231.

Sincerely, /s/ Andrew Bonzani Andrew Bonzani Senior Vice President, General Counsel and Secretary